UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)

BlueOne Card, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

09630X 106

(CUSIP Number)

James Koh

4695 MacArthur Court

Suite 1100

Newport Beach, CA 92660

(800) 210-9755

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 27, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	name of reporting person James Koh i.r.s. identification no. of above person (entities only)
2	check the appropriate box if a member of a group* (A) [ ] (B) [ ]
3	sec use only
4	source of funds* PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 301,000,000 SHARES
	8	shared voting power 0
	9	sole dispositive power 301,000,000 SHARES
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 301,000,000 SHARES
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 99.86%
14	type of reporting person* IN

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ITEM 1. SECURITY AND ISSUER.

This Schedule 13D Statement relates to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of BlueOne Card, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 695 MacArthur Court, Suite 1100, Newport Beach, CA 92660.

Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D Statement is being filed by James Koh, an individual (the “Reporting Person”). Mr. Koh is also an officer and director of the Issuer and is a citizen of the United States.

The principal business address of the Reporting Person is 695 MacArthur Court, Suite 1100, Newport Beach, CA 92660.

During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or, (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On October 7, 2019, an affiliated entity of the Issuer’s former CEO entered into a private transaction with the Reporting Person, the Issuer’s current CEO, to sell 300,000 shares of Series A Convertible Preferred Stock owned by the entity to the Reporting Person. Each share of Series A Convertible Preferred Stock is convertible into 1,000 shares of the Issuer’s Common Stock.

On September 30, 2020, the Reporting Person converted 8,000 shares of Series A Convertible Preferred Stock into 8,000,000 shares of the Issuer’s Common Stock.

On December 1, 2020, the Issuer entered into an employment agreement with the Reporting Person for a three-year term, for an annual compensation of $150,000. In addition, the Issuer issued 1,000,000 shares of its common stock as an inducement (sign on bonus) to enter into the employment agreement.

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ITEM 4. PURPOSE OF TRANSACTION

Except as disclosed below, the Reporting Person has acquired beneficial ownership of the securities for investment purposes and will evaluate his investment in the securities on a continual basis. Except as disclosed above, the Reporting Person has no plans or proposals that would relate to or would result in: the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; any extraordinary corporate transaction involving the Issuer; a sale or transfer of a material amount of assets of the Issuer; any material change in the present capitalization or dividend policy of the Issuer; any material change in the operating policies or corporate structure of the Issuer; any change in the Issuer’s charter or by-laws; the shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter market; or causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Reporting Person, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of shares they may be deemed to beneficially own.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3(a), at the close of business on February 9, 2021, the Issuer had 9,880,0752 shares of Common Stock issued and outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on February 9, 2021. Of the total shares beneficially owned by the Reporting Person, the Reporting Person beneficially owns 9,000,000 shares of Common Stock and 292,000 shares of Series A Convertible Preferred Stock, which constitutes approximately 99.86% of the outstanding voting control of the Issuer. The Reporting Person has not effected any transactions in the Common Stock of the Issuer during the past 60 days, except as described in this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The disclosure in Items 2 and 3 is incorporated by reference herein.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

	Incorporated by Reference				Filed
Exhibit Description	Form	File No.	Exhibit No.	Filing Date	Herewith
Employment Agreement dated December 1, 2020 with Mr. James Koh	10	000-56060	10.2	12/29/20

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2021	/s/ James Koh
James Koh

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